EXHIBIT 99.3
                                                                    ------------


[GRAPHIC OMITTED]
[LOGO - ABITIBI CONSOLIDATED]


                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)

                  ABITIBI-CONSOLIDATED REPORTS Q1-2005 RESULTS
               ANNOUNCES NEXT STEPS OF IN-DEPTH OPERATIONS REVIEW

MONTREAL, APRIL 27, 2005 - Abitibi-Consolidated Inc. reported a first quarter loss today of $51 million, or 12 cents a share. This compares to a loss of $31 million, or 7 cents a share, recorded in the first quarter of 2004. Included in the quarter's results were the following after-tax specific items: A loss of $22 million on the translation of foreign currencies, namely the Company's US dollar-denominated debt, $5 million for an early retirement program charge, $33 million in positive tax adjustments related to prior year audits and income of $2 million, mainly from interest income relating to tax refunds, offset by the premiums paid on early debt repayment.

Although not a GAAP-measure, the loss would have been $59 million, or 13 cents per share, before the impact of the above noted items in the first quarter. This compares to a loss of $60 million, or 14 cents a share, in the first quarter of 2004 (see Table 2 of MD&A)

The operating profit in the first quarter was $18 million compared with an operating loss of $17 million in the same quarter of 2004. The major differences year-over-year are higher prices in all product segments and higher sales volumes in both wood products and commercial printing papers. Offsetting these are higher pension and other future benefit costs, higher energy and fibre prices, the strength of the Canadian dollar and lower newsprint volume. (see Table 1 of MD&A)

--------------------------------------------------------------------------------
Q1-2005 HIGHLIGHTS
--------------------------------------------------------------------------------

o        Sales of $1.43 billion ($1.36 billion in Q1 2004)
o        Our newsprint price up US$58/ tonne from Q1 2004 average
o        ABIOFFSET(TM) shipments up 27% compared with Q1 2004
o        EBITDA of $159 million ($135 million in Q1 2004)
--------------------------------------------------------------------------------

IN-DEPTH OPERATIONS REVIEW

The Company has completed its analysis, finalized certain decisions and expects to make the remaining decisions during the second quarter.

"We are going to drive the margins of this Company back up to appropriate levels," commented President and CEO, John Weaver. "A combination of restructuring, rationalization and asset sales will likely be put in place before we see the full impact of our EBITDA improvement program reach the bottom line by the end of 2006. More than half of our decisions with respect to the review have been made in the first quarter and we expect the rest of our actions to be known by the end of the second quarter."

LONG-TERM, VIABLE SOLUTION FOR NEWFOUNDLAND: ONE BUSINESS, TWO MACHINES
As a next step in a restructuring of its Newfoundland mills, the Company will focus on combining the operations and reducing the labour force. This restructuring is expected to result in the eventual closure of one 60,000-tonne machine at Grand Falls and the modernization of the remaining newsprint machine there to meet increasing quality demands of the export market.

Discussions continue with the provincial government regarding an energy solution for Stephenville and a fibre strategy related to this mill is also being studied.

A long-term resolution for our operations in the Province will be fully outlined in the second quarter.

ONTARIO
The review of the 150,000-tonne, uncoated groundwood mill at Fort William has revealed opportunities to substantially improve the mill's profitability. However, the Company believes that this operation could create more immediate value to another party and is, therefore, preparing to sell the operation, whose fibre needs are met by associated crown licenses.

A freehold of more than 500,000 acres of privately owned timberlands near Thunder Bay is also going to be marketed for sale during the second quarter.

No decision has been made with respect to the Kenora operation. Discussions with the provincial government continue on the major challenge of reducing energy costs in the province. The Company expects to make a decision on what, if any, viable solutions there are for Kenora in the second quarter.

CAPEX
Capital expenditures during the quarter came in at $58 million, with PanAsia representing $22 million of that amount. The fully funded US$300 million Hebei project, to construct a 330,000-tonne newsprint mill just outside of Beijing, China, is on budget and scheduled for start-up in July.

In line with its strategy to convert newsprint into commercial printing papers, the Company will invest $15 million at its Belgo, Quebec mill to construct a bleach plant as a low-cost alternative to move one machine (110,000 tonnes) out of newsprint into higher brightness grades by the end of 2005.

CURRENCY
Compared to the average rate of the first quarter of 2004, the Canadian dollar has appreciated by 7.4% against the US dollar. The Company estimates the unfavourable impact of this appreciation on its operating results to be approximately $63 million in the first quarter.


DEBT REFINANCING

On March 28th, 2005 Abitibi-Consolidated Company of Canada, a subsidiary of the Company, issued US$450 million of 8.375% Notes due 2015. As a result, US$337 million of its 8.30% notes due 2005 and US$100 million of its 6.95% notes due 2006 were repurchased. The Company now has US$64 million remaining in its 2005 maturities and US$200 million in maturities coming due in each of 2006 and 2007.

BANKING COVENANTS

At the end of the first quarter, the Company's net funded debt to capitalization ratio was 66.8% compared to its 70% covenant and its EBITDA-to-interest coverage was 2.2x compared to the 1.5x threshold. These covenants only apply to the Company's revolving credit facility, which remained largely un-drawn at March 31, 2005.

COMMERCIAL PRINTING PAPERS (FORMERLY VALUE-ADDED PAPERS)

The Company has recently changed the name of its value-added uncoated groundwood business to "Commercial Printing Papers" in order to better reflect the nature of the primary end-users, commercial printers. Therefore, going forward, the 2 million tonnes this segment produces will be referred to as the commercial printing paper business.

ANNUAL MEETING OF SHAREHOLDERS AND QUARTERLY CONFERENCE CALL INFORMATION

The Company will hold its annual meeting of Shareholders this morning (April
27th) in Montreal at 11 a.m. (EDT) at Le Windsor, 1170 Peel Street. The proceedings of the meeting will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. The slide presentation to be referenced at the meeting will also be made available in the same section. Those not able to listen to the live broadcast can access a replay along with the slide presentation, both of which will be archived online.

A conference call hosted by management to discuss quarterly results will be held today (April 27th) at 3 p.m. (EDT). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will be made available in the same section this morning. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving 70 countries from more than 50 operating facilities on three continents. Committed to the sustainable forest management of more than 40 million acres through third-party certifications, the Company is also the world's largest recycler of newspapers and magazines, collecting and consuming the equivalent of more than five billion newspapers every year.

                                      -30-


CONTACTS:

INVESTORS AND FINANCIAL MEDIA:
Lorne Gorber
Investor Relations & Financial Communications

(514) 394-2360
LORNE_GORBER@ABITIBICONSOLIDATED.COM

GENERAL MEDIA:
Denis Leclerc
Corporate Affairs
(514) 394-3601
DENIS_LECLERC@ABITIBICONSOLIDATED.COM

FORWARD-LOOKING STATEMENTS

This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.


                                                                               4